

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2018

Robert Ladd
Chief Executive Officer
MGT Capital Investments, Inc.
512 S. Mangum St., Suite 408
Durham, NC 27701

> **Re: MGT Capital Investments, Inc.**
> **Amendment No. 1 to Form S-3**
> **Filed July 23, 2018**
> **File No. 333-225589**

Dear Mr. Ladd:

We have reviewed your amended registration statement and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3/A

Exhibits

1.   Please clarify whether the waiver of the right to a jury trial in the At The Market Agreement filed as Exhibit 1.1 applies to claims under the U.S. federal securities laws. To the extent that the provision applies to securities law claims, please include: (i) a risk factor regarding the impact of this provision on the rights of MGT Capital Investments holders; and (ii) a statement that, by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. Specifically describe the basis for your belief that this provision is enforceable under federal law, the laws of the State of Delaware and the laws

of the State of New York. Finally, highlight that the waiver is irrevocable, and provide us with your analysis as to whether such term is enforceable.

You may contact Michael Foland, Attorney-Advisor, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services

cc: Abbe Dienstag, Esq.